FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 27, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Reduces Ownership Stake in Business-Nedvizhimost CJSC

December 27, 2013

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or “the Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces that its subsidiary Moscow City Telephone Network OJSC (MGTS),  through its wholly owned subsidiary MGTS-Real Estate CJSC, has concluded an agreement to sell a 51% stake in Business- Nedvizhimost CJSC to Sistema JSFC (LSE: SSA), the largest publicly traded diversified holding company in Russia and the CIS and the parent company of MTS, for a price of RUB 3.2 billion.

Business-Nedvizhimost CJSC was spun off from MGTS-Nedvizhimost in September 2013. Business-Nedvizhimost CJSC owns and manages 76 real estate sites and 44 real estate facilities throughout Moscow with a total area of roughly 178,000 sq m. Sites are mainly used by MGTS for housing of technical equipment, including switches, and will be freed up by the end of 2015 as MGTS completes its investments in its Gigabit-capable Passive Optical Network (GPON).

Andrey Ershov, CEO of MGTS,  commented, “The roll-out of GPON not only brings MGTS’s customers  broadband and value-added-services at the unrivalled speeds, but also enables MTS Group to realizes significant efficiencies, reduce administrative expenses and generate additional value through the management of the freed-up real estate. Given the technical purpose of the sites, the repurposing, modernization and management of this real estate portfolio requires substantial investments and expertise, which is not resident in the MTS Group. The sale of the real estate portfolio in its current  ‘as-is’ condition mitigates the need for additional investments. Proceeds from the transaction will be used to find continuation of GPON project roll-out and capital expenditures at MGTS.”

Appraisal of the real estate portfolio was conducted by American Appraisal.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: December 27, 2013